UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 9582 / May 2, 2014

Admin. Proc. File Nos. 3-15715 through 3-15734

In the Matter of

LA PAZ MINING CORP.,
STONE BOAT MINING CORP.,
GOLDSTREAM MINING INC.,
CHUM MINING GROUP INC.,
ECLIPSE RESOURCES INC.,
PRWC ENERGY INC.,
TUBA CITY GOLD CORP.,
BRAXTON RESOURCES INC.,
CLEARPOINT RESOURCES INC.,
GOLD CAMP EXPLORATIONS INC.,
CANYON MINERALS INC.,
GASPARD MINING INC.,
JEWEL EXPLORATIONS INC.,
CORONATION MINING CORP.,
BONANZA RESOURCES CORP.,
CBL RESOURCES INC.,
KINGMAN RIVER RESOURCES INC.,
LOST HILLS MINING INC.,
SEAVIEW RESOURCES INC., and
YUMA RESOURCES INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by La Paz Mining Corp., Stone Boat Mining Corp.,
Goldstream Mining Inc., Chum Mining Group Inc., Eclipse Resources Inc., PRWC Energy Inc.,
Tuba City Gold Corp., Braxton Resources Inc., Clearpoint Resources Inc., Gold Camp
Explorations Inc., Canyon Minerals Inc., Gaspard Mining Inc., Jewel Explorations Inc.,
Coronation Mining Corp., Bonanza Resources Corp., CBL Resources Inc., Kingman River
Resources Inc., Lost Hills Mining Inc., Seaview Resources Inc., or Yuma Resources Inc., and the
Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to La Paz Mining Corp., Stone Boat Mining Corp., Goldstream Mining Inc., Chum Mining Group Inc., Eclipse Resources Inc., PRWC Energy Inc., Tuba City Gold Corp., Braxton Resources Inc., Clearpoint Resources Inc., Gold Camp Explorations Inc., Canyon Minerals Inc., Gaspard Mining Inc., Jewel Explorations Inc., Coronation Mining Corp., Bonanza Resources Corp., CBL Resources Inc., Kingman River Resources Inc., Lost Hills Mining Inc., Seaview Resources Inc., and Yuma Resources Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 8(d) of the Securities Act of 1933, the effectiveness of the registration statements filed by La Paz Mining Corp., Stone Boat Mining Corp., Goldstream Mining Inc., Chum Mining Group Inc., Eclipse Resources Inc., PRWC Energy Inc., Tuba City Gold Corp., Braxton Resources Inc., Clearpoint Resources Inc., Gold Camp Explorations Inc., Canyon Minerals Inc., Gaspard Mining Inc., Jewel Explorations Inc., Coronation Mining Corp., Bonanza Resources Corp., CBL Resources Inc., Kingman River Resources Inc., Lost Hills Mining Inc., Seaview Resources Inc., and Yuma Resources Inc. be, and hereby are, suspended.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Jill M. Peterson
Assistant Secretary

---

[1]   17 C.F.R. ' 201.360(d).

[2]   *La Paz et al.,* Initial Decision Release No. 580 (Mar. 20, 2014), 108 SEC Docket 10, 2014 WL 668853.

INITIAL DECISION RELEASE NO. 580
ADMINISTRATIVE PROCEEDING
FILE NOS. 3-15715 through 3-15734

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Registration Statements of LA PAZ MINING CORP., STONE BOAT MINING CORP., GOLDSTREAM MINING INC., CHUM MINING GROUP INC., ECLIPSE RESOURCES INC., PRWC ENERGY INC., TUBA CITY GOLD CORP., BRAXTON RESOURCES INC., CLEARPOINT RESOURCES INC., GOLD CAMP EXPLORATIONS INC., CANYON MINERALS INC., GASPARD MINING INC., JEWEL EXPLORATIONS INC., CORONATION MINING CORP., BONANZA RESOURCES CORP., CBL RESOURCES INC., KINGMAN RIVER RESOURCES INC., LOST HILLS MINING INC., SEAVIEW RESOURCES INC., and YUMA RESOURCES INC.	INITIAL DECISION ON DEFAULT March 20, 2014

APPEARANCES: Jason Sunshine and Lara Shalov Mehraban for the Division of
                 Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

Background

On February 3, 2014, the Securities and Exchange Commission (Commission) issued an
Order Fixing Time and Place of Public Hearing and Instituting Proceedings Pursuant to Section

8(d) of the Securities Act of 1933 (Securities Act) (OIP) as to each Respondent named in the caption of this Initial Decision, and set February 18, 2014, as the hearing date. On February 4, 2014, I granted the Division of Enforcement's (Division) Motion to Consolidate Administrative Proceeding (Admin. Proc.) File Nos. 3-15715 through 3-15734. The OIPs allege that each Respondent filed a Form S-1 Registration Statement (Registration Statement) with the Commission that contained material misstatements and omissions.[1] Most of the OIPs also charge the respective Respondent with failure to cooperate with a Commission staff examination conducted pursuant to Securities Act Section 8(e).[2]

Rule 141(a)(2)(v) of the Commission's Rules of Practice requires that in "Stop Order Proceedings," notice of the OIP shall be made by personal service or confirmed telegraphic notice or that a waiver be obtained to serve the OIP by first class mail or other reliable means. 17 C.F.R. § 201.141(a)(2)(v), (a)(4). On February 4, 2014, BizFilings confirmed to the Division that it was the Registered Agent for each Respondent and that it would receive the OIP sent to each Respondent by U.S. Certified Mail and follow its normal procedure and send the OIPs to the companies.[3] On February 12, 2014, the website of the Nevada Secretary of State showed Business Filings Incorporated as the Registered Agent for each Respondent. The Division represented during the hearing that it believed BizFilings and Business Filings Incorporated were the same entity and stated that the address for Business Filings Incorporated was listed in each of the Registration Statements filed by Respondents. Tr. 5.

Respondents are required to file an Answer to the allegations in the relevant OIP within ten days after service of the OIP. 17 C.F.R. §§ 201.160(b), .220. As of the date of this Initial Decision, no Respondent has filed an Answer. On February 18, 2014, a hearing was held in the Commission's Washington, D.C. headquarters with the Division participating by videoconference. No Respondent appeared at the hearing.

Respondents are in default because they did not file an Answer, appear at the hearing, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .310. Accordingly, I find the allegations in the OIP to be true. 17 C.F.R. § 201.155(a).


Issue


This administrative proceeding is to determine whether the allegations of the Division are true, to afford Respondents an opportunity to establish any defenses to the allegations, and to determine whether a stop order should be issued suspending the effectiveness of the Registration Statements. According to the Division, the core issue is whether "Respondents' failure to

---

[1] The twenty OIPs are almost identical and therefore a reference to an OIP is a reference to each one of them.

[2] The OIPs as to PRWC Energy Inc. (Admin. Proc. File No. 3-15720) and Canyon Minerals Inc. (Admin. Proc. File No. 3-15725) do not charge those Respondents with failing to cooperate with a Commission staff examination.

[3] The e-mail exchange was filed as part of the record on February 4, 2014.

disclose John Briner's (Briner) role as a control person or promoter of Respondents in their registration statements constitutes a material misstatement or omission under Section 8(d) of the Securities Act." Division's Motion to Consolidate at 6.

The bases for the factual findings in this Initial Decision are the OIP, the allegations of which I have deemed true under Commission Rule of Practice 155(a); the unrefuted statements by the Division at the hearing; the Commission's public files available on the Electronic Data Gathering, Analysis and Retrieval (EDGAR) website; and the District Court docket in SEC v. Golden Apple Oil and Gas, Inc., No. 09-cv-7580 (S.D.N.Y.) (Golden Apple). I take official notice of the latter two categories of documents. See 17 C.F.R. § 201.323.

Findings of Fact

Each Respondent is a Nevada corporation, which in the period between July 19, 2012, and January 31, 2013, filed a Registration Statement with the Commission seeking to register management's common shares for resale in a public offering.[4] OIP at 1; EDGAR. Each Registration Statement stated that Respondent's management consisted of one person who "control[s]" and "solely govern[s]" Respondent as its sole executive officer and director, and identified that individual by name. OIP at 2; EDGAR. Each also stated that other than a management agreement between Respondent and its sole executive officer, "there are no, and have not been since inception, any other material agreements or proposed transactions, whether direct or indirect, with . . . any promoters." OIP at 2; EDGAR. At some point, the Division began an investigation of the filings. Subsequently, almost all Respondents filed letters seeking to withdraw their Registration Statements.

The Division's investigation revealed that Briner initiated Respondents' Registration Statement filings and he controlled each Respondent. Tr. 8; see OIP at 2. Approximately five or seven individuals who served as CEOs of seventeen of the Respondents disclosed to the Division that they were approached by Briner and asked to serve as CEO and director. Tr. 8. At the time Briner approached them, the companies were prepackaged and the nominal CEOs did not make any decisions on behalf of Respondents, such as the choice of counsel or auditor, and the CEOs had no control over Respondents' funds. Id. For those Respondents for which the Division was unable to speak with a CEO, the Division obtained documents from their auditors that indicated Briner controlled Respondents, including providing all the documents, controlling all Respondents' funds, making all decisions vis-à-vis the auditors, and providing Respondents' financials without consultation of Respondents' CEOs, which confirmed the representations that the CEOs made to the Division. Tr. 8-9.

The Commission's complaint in Golden Apple alleged that Briner, a resident of Vancouver, British Columbia, orchestrated an illegal offering of stock and created the false impression of a legitimate market for the stock, among other things, as part of a fraudulent

---

[4] The OIPs as to La Paz Mining Corp. (Admin. Proc. File No. 3-15715), Stone Boat Mining Corp. (Admin. Proc. File No. 3-15716), and Goldstream Mining Inc. (Admin. Proc. File No. 3-15717) allege that the respective Respondents also filed amendments to the Registration Statements.

scheme to "pump and dump" millions of shares of the stock of Golden Apple and its predecessors. Complaint, <u>Golden Apple</u>, Electronic Case Filing (ECF) No. 1 (filed Aug. 31, 2009). A 2010 Final Judgment in <u>Golden Apple</u>, to which Briner consented, did the following:

(1) permanently restrained and enjoined Briner from violating Sections 5(a), 5(c), and 17(a) of the Securities Act, Section 10(b) of the Securities Exchange Act of 1934 (Exchange Act), and Exchange Act Rule 10b-5;

(2) prohibited Briner for five years from acting as an officer or director of any issuer that has a class of securities registered with the Commission pursuant to Section 12 of the Exchange Act or that is required to file reports pursuant to Section 15(d) of the Exchange Act;

(3) barred Briner for five years from participating in an offering of penny stock, including engaging in activities with a broker, dealer, or issuer for purposes of issuing, trading, or inducing or attempting to induce the purchase or sale of any penny stock;

(4) ordered Briner to disgorge $52,488.32, together with prejudgment interest of $14,880.08; and

(5) ordered him to pay a civil penalty of $25,000.

Final Judgment, <u>Golden Apple</u>, ECF No. 38 (filed Nov. 3, 2010).

In an administrative action based on the civil injunction in <u>Golden Apple</u>, the Commission suspended Briner for five years from appearing or practicing before the Commission as an attorney. <u>John Briner</u>, Exchange Act Release No. 63371 (Nov. 24, 2010), 99 SEC Docket 34935.

Conclusions of Law

Section 8(d) of the Securities Act states:

If it appears to the Commission at any time that the registration statement includes any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, the Commission may, after notice by personal service or the sending of confirmed telegraphic notice, and after opportunity for hearing (at a time fixed by the Commission) within fifteen days after such notice by personal service or the sending of such telegraphic notice, issue a stop order suspending the effectiveness of the registration statement.

15 U.S.C. § 77h(d).

The overwhelming evidence is that each Registration Statement made untrue statements of material fact and omitted to state material facts necessary to make the statements not misleading. The statement in each Registration Statement that, other than a management agreement between Respondent and its sole executive officer, "there are no, and have not been since inception, any other material agreements or proposed transactions, whether direct or indirect, with . . . any promoters" is false. See OIP at 2.

I reject the Division's allegation that all Respondents, except PRWC Energy Inc. and Canyon Minerals Inc., failed to cooperate with a Commission Section 8(e) examination, which the OIP alleges is a
proper ground for the issuance of a "stop order" under the statute. 15 U.S.C. § 77h(e); see OIP at 2. The description in the OIP as to what occurred in each situation is too general for me to find a failure to cooperate by Respondents.

Order

Pursuant to Section 8(d) of the Securities Act of 1933, I ORDER that the effectiveness of the registration statements filed by La Paz Mining Corp., Stone Boat Mining Corp., Goldstream Mining Inc., Chum Mining Group Inc., Eclipse Resources Inc., PRWC Energy Inc., Tuba City Gold Corp., Braxton Resources Inc., Clearpoint Resources Inc., Gold Camp Explorations Inc., Canyon Minerals Inc., Gaspard Mining Inc., Jewel Explorations Inc., Coronation Mining Corp., Bonanza Resources Corp., CBL Resources Inc., Kingman River Resources Inc., Lost Hills Mining Inc., Seaview Resources Inc., and Yuma Resources Inc. be, and hereby are, suspended.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. Id.; see Alchemy Ventures, Inc., Exchange Act Release No. 70708, 2013 SEC Lexis 3459, at *5-6 (Oct. 7, 2013).

_____
Brenda P. Murray
Chief Administrative Law Judge